101 Munson Street, Greenfield, MA 01301 | 866.270.7788 | Virtus.com

September 16, 2024

Ms. Deborah O’Neal

Mr. David Manion

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Virtus Stone Harbor Emerging Markets Income Fund (the “Registrant”)
Investment Company Act File No. 811-22473
Registration Statement Filing on Form N-2

Dear Ms. O’Neal and Mr. Manion:

This letter responds to comments provided by telephone on August 19, 2024, September 4, 2024, and September 11, 2024, regarding the preliminary registration statement filing on Form N-2 (the “Registration Statement”) relating to the registration of additional shares of the Registrant, as filed with the Securities and Exchange Commission on August 5, 2024. The Staff’s comments, as we understand them, and the Registrant’s responses are below.

Unless otherwise noted, capitalized terms have the same meanings as used in the Registration Statement.

1.	Staff Comment: Please confirm whether the Registrant’s monthly level distribution of $0.06 per share consisted in part or in whole of a return of capital.

Response: The Registrant confirms that during the fiscal years presented below, the Registrant’s distributions included the return of capital shown for each fiscal period. The Registrant estimates that none of the current fiscal year distributions paid during January 2024 through August 2024 consisted in part or in whole of a return of capital.

	Per Share Data:

	Year ended November 30,

	2023	2022	2021	2020	2019
Net Investment Income:	$0.66	$0.09	$0.57	$0.28	$0.76
Return of Capital:	$0.06	$0.63	$0.31	$1.15	$1.40

Total dividends and distributions to shareholders:	$0.72	$0.72	$0.88	$1.43	$2.16

2.

Comment: Please confirm that the expense reimbursement agreement between the Adviser and the Registrant, as disclosed in a footnote to the Fees and Expenses Table, is effective for at least one year or remove the disclosure from the Fees and Expenses Table footnotes.

Response: The disclosure relating to the expense reimbursement agreement has been removed from the footnotes to the Fees and Expenses Table.

3.	Comment: Please incorporate by reference the Registrant’s most recent Form N-CSRS filing into the Registration Statement and include hyperlinks to the filing.

Response: The requested changes have been made.

4.	Comment: Please update the Fees and Expenses Table and the Expense Example to reflect the Registrant’s current fees and expenses.

Response: The requested change has been made.

5.

Comment: Please include disclosure in footnote six to the Fees and Expenses Table alongside the waiver disclosure explaining that the Adviser may recoup fees waived and expenses paid on behalf of the Registrant, as set forth in the expense reimbursement agreement between the Adviser and the Registrant.

Response: As noted in the Registrant’s response to Comment 2, the Registrant removed disclosure from footnote six to the Fees and Expenses Table regarding the expense reimbursement agreement. As a result, the Registrant did not include disclosure regarding the Adviser’s ability to recoup fees waived and expenses paid pursuant to the expense limitation agreement.

6.	Comment: In Part C, Item 1, please indicate that the Registrant’s most recent Form N-CSRS filing is incorporated by reference into Part A and Part B of the Registration Statement.

Response: The requested change has been made.

Please call me at (860) 503-1116 should you have additional comments or questions.

Respectfully,

/s/ Kathryn Santoro

Kathryn Santoro

Vice President, Secretary and Chief Legal Officer